LIQUIDPISTON
2023-24 REPORT

Share Report

Dear investors,

We're thrilled to report significant progress this year, achieving revenue growth thanks to your continued belief in LiquidPiston. Your investment fuels our commitment to groundbreaking engine technology, with exciting contracts like the recent $35 million Air Force award accelerating development, and a recently closed and over-subscribed $30M Regulation A Offering. With a strengthened cash position and ongoing fundraising efforts, we're poised for even greater strides in the years ahead. Thank you for being a part of the journey!

We need your help!

We continue to grow as we expand our development programs and continue our transition from an R&D shop to a product development operating company.
Our awesome team, mostly technical, has diverse backgrounds and skills and includes 15 members with advanced degrees (8 PhD, 7 Masters). We are looking to add about 10-15 new people in 2024. Check out the LiquidPiston careers page for more information.

Sincerely,

Alexander Shkolnik
CEO

Per Suneby
Director

Nikolay Shkolnik
VP Engineering

Our Mission

We can't overstate how important our new thermodynamic cycle is - this is the first leap forward in combustion engine technology in 85 years. We've exceeded objectives in several multi-million dollar government contracts, and received follow-up funding to continue R&D. We have huge enterprise customers lining up for potential licensing deals. Initially, we will be 100% focused on military applications. We won't stop, however, until we overturn the entire $400 Billion combustion engine market.

Our Website

How did we do this year?

REPORT CARD

A+

☺ The Good	☹ The Bad
Signed $35M Air Force R&D contract	Hiring has been a challenge; we are looking to hire 10-15 more people
Announced XTS-210 25hp rotary two-stroke supercharged X-engine	We've been extremely busy with 10 programs. Some have taken longer to execute than anticipated.
Oversubscribed $30M Reg A+ offering closed in October 2023.	Inflation

2023-24 At a Glance

Fiscal Year Ends September 30

$8,170,177 +22%
Revenue

$1,093,427 [18%]
Net Profit

$1,339,034 [36%]
Short Term Debt

$24,801,209
Raised in 2023-24

$26,836,213
Cash on Hand
As of 01/26/24

INCOME BALANCE NARRATIVE



Revenues
Profit
US$6,682,426
US$1,327,908
US$8,170,177
US$1,093,427
2022
2023

Net Margin: 13% Gross Margin: 52% Return on Assets: 5% Earnings per Share: $0.06 Revenue per Employee: $240,299

Cash to Assets: 70% Revenue to Receivables: 666 Debt Ratio: 8%

LPI_Audited_Financial_Statements_FYE_09_30_2023-Final_Report.pdf

We ❤ Our 1,097 Investors

Thank You For Believing In Us

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Andrew Michael Maynarich	Craig Seeman	Hung Le	Michael Keplinger	Blair Sheppard	W. Majors Harris
Mark Olsen	Sean Rogers	Harold Robert Kidder	Aleksandr Trofimob	Sharathchandra Guduguntla	Doug Scott
Jacob Adelman	David Drabkin	Margot Paavel	Colin Church	Michael Littlejohn	Harvey Green
Rudy Banerjee	James Marsh	Sabih Anwer Banty	Tyler Cook	Johan Bij De Vaate	Christopher Ward
David West	Lindsay Paige Knowles	Robert Noack	Gaylord Fines	Vikash Kumar	Johnson Babu Jagasetty
William Barney	Steven Chang	Roanne Wamil	Chris Keenan	Ethan Leduc	Laurence Mann
Joseph Foelker	Robert Resnick	Raymund Padilla	Davender Bhardwaj	Gerry Bonn	Montgomery Close
Richard Vollertsen	Thomas Smith	Donald Scrivener Jr	Jannes Van De Ven	Raymon Orange	Christina Razzano
Kevin Oh	Amanda Goins	Douglas Gaasvig	Jeff Shih	Bal Bharati	Naina K Dhaurali
Prodromos Lazarou	Kenneth Forsythe	David Russ	Kelly House	Shiloh Acres LLC	Jason Roben
Joseph Mollura	Lawrence Gray	Dale Pittman	Arthur Luna	Filipe Peerally	Clayton Dolan
Galen Siler	David STEVENS	Tisha Douthwaite	Thomas A Milnes Coates	William HOLTHAUS	James Penuel
John Signorino	Des O'Toole	Paul Short	Richard Dornier	John Gaczewski	Robert Balsamo
Peter Gibbons	Mark /Barbara Niekamp	Jedidiah Hooper	Daniel McDaniel	Joshua Moore	Kenneth Strange
Jay Moskowitz	Jonathan Balashaitis	Jeremy Black	Ziad Fares	Christopher Cho	Ron Southern
Gill Gavin	Ian Davison	Grant Baker	Kanu Patel	Timothy Setter	Scott Gall
Michael Teske	Jason Markulike	Habroush Al Suwaidi	Pavel Jaroš	Roger M Bean	Paul Lyons
Zac Weidner	Elizabeth Dawson	Michael Gately	Russell C Parker	Jeffrey Parkin	Stephen Clark
Moisés Arturo Cervantes...	Kevin Fullerton	Doug Nichols	William M Dallin II	Mark Craig	Jay Patel, MD
System Admin	Jason A CAMPBELL	Joshua Niese	Adam Wofford	Joseph O'Connor	Lafaiol Charles
Jeff Winter	Istvan Toth	Aaron Peterson	Joseph Edes	Patricia Q. Parvin	Diane Kestner
Steve Pennell	Anne Crull	Henry Iannuzzi			

Thank You!

From the LiquidPiston Team



Alexander Shkolnik

CEO

Entrepreneur, R&D technology developer/program manager, and technical specialist, with experience in applying his knowledge to living neuronal networks to robots to...



Nikolay Shkolnik

CTO

Ph.D., Physics, General Relativity. Winner of Motorola Award for Creativity. Former clean energy program manager and TRIZ specialist, at GEN3 Partners.

Victoria DiBacco

Details

The Board of Directors

Director	Occupation	Joined
Nikolay Shkolnik	CTO @ Liquid Piston	2007
Alexander Shkolnik	CEO @ Liquid Piston	2007
Per Suneby	Managing Director @ Sternhill Associates	2016

Officers

Officer	Title	Joined
Nikolay Shkolnik	CTO, VP of Research and Development	2007
Alexander Shkolnik	CEO, President, Secretary	2007

Voting Power

Holder	Securities Held	Voting Power
Alexander Shkolnik	8,707,618 Common Stock	91.7%

Past Equity Fundraises

Date	Amount	Security	Exemption
02/2016	$251,000		Regulation D, Rule 506(b)
09/2016	$1,230,000		Regulation D, Rule 506(b)
04/2017	$999,999		4(a)(6)
09/2017	$299,150		506(c)
05/2018	$200,000		Regulation D, Rule 506(b)
03/2019	$100,000		Regulation D, Rule 506(b)
03/2019	$889,317		4(a)(6)
12/2019	$425,000		Regulation D, Rule 506(c)

12/2019	$425,000		Regulation D, Rule 506(c)
04/2020	$1,069,413	Common Stock	Regulation Crowdfunding
07/2020	$623,128	Common Stock	Regulation D, Rule 506(c)
09/2020	$166,122	Common Stock	Regulation D, Rule 506(c)
03/2021	$7,765,966	Common Stock	Regulation A+
01/2022	$8,137,863	Common Stock	Regulation A+
04/2022	$245,747	Common Stock	Regulation D, Rule 506(c)
12/2022	$2,726,180	Common Stock	Regulation A+
09/2023	$10,324,902	Common Stock	Regulation A+
12/2023	$14,476,307	Common Stock	Regulation A+

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
02/27/2016	$251,000			$2,700,000	09/25/2020
09/24/2016	$1,230,000			$15,000,000	
05/24/2018	$200,000	4.0%	0.0%	$30,000,000	05/24/2021
03/11/2019	$100,000	4.0%	0.0%	$35,000,000	03/11/2021
12/20/2019	$425,000				

Outstanding Debts

None.

Related Party Transactions

In November 2015, $2.25 million of the Company's secured convertible promissory notes, plus interest, were called by senior lenders. The Company had no means to repay the loans—the Company's outstanding liabilities were far in excess of assets. The Company was financially insolvent and in need of an immediate cash infusion to avoid dissolution. Without such infusion, immediate foreclosure was threatened by lenders, and the Company lacked sufficient capital to continue to meet operating needs. On December 1, 2015, the company Management purchased all equity and convertible note holding from Adams Capital Management. In December 2015, the company Management approached the Company and lenders with a term sheet relating to a Management Buyout / Merger in order to grant the Company the cash infusion necessary to continue operations, satisfy lenders and provide return to its stockholders. This was the only offer received by the Company. The term sheet was subsequently negotiated on behalf of the Company by an independent director, who was able to negotiate such terms with the Company's senior lenders as to avoid foreclosure and to increase the consideration offered by Management. On December 14, 2015, the Board unanimously approved the term sheet relating to the Merger, which was subsequently enacted on January 13, 2016. On that date, LiquidPiston, Inc. merged with LiquidPiston Holdings, Inc. This Holdings Company was setup and owned by Company Management. As part of the merger, LiquidPiston Inc. paid back a portion of the Notes outstanding, as partial repayment to the note lenders, and the balance of the notes were converted into Series D preferred stock. All preferred shares in the company were then converted into Common Stock, and as consideration for the merger, LiquidPiston Holdings Inc., paid an additional sum that was distributed amongst all shareholders. Subsequently, as part of the Merger, all equity, convertible notes, and stock options in LiquidPiston, Inc., were cancelled. LiquidPiston, Inc. was the surviving entity in the merger. Nikolay Shkolnik and Alexander Shkolnik each owned 50% of the surviving entity.

Name	Alexander and Nikolay Shkolnik
Amount Invested	$0
Transaction type	Other
Issued	01/13/2016
Relationship	Alexander is cofounder/CEO of LPI, Nikolay is cofounder/CTO of LPI

On January 13, 2016, the company entered into a reverse merger with LiquidPiston Holdings, Inc., with LiquidPiston, Inc. as the surviving entity. LiquidPiston Holdings was owned by Alexander and Nikolay Shkolnik. Previous debt holders were repaid a portion of debt. All remaining debt was converted to stock. All previous equity was cancelled as a result of the merger. Total repayment of debt and payout to stock holders by LiquidPiston Holdings Inc was $566,000.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	25,000,000	17,715,054	Yes
Series Seed 1 Preferred Shares	200,000	82,258	Yes

Warrants:	0
Options:	1

Form C Risks:

Commercialization Risk: LiquidPiston develops technology for engines. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development, or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small-engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s.

Technical Risk: The basic operating principles of the 'X' Engine have been established; however, optimization remains in order to reach the full potential of the cycle and the thermodynamic cycle. In order to commercialize the technology, the engine technology may need to be matured to further 1) attain durability targets sufficient for the application; 2) attain any certification requirements, including durability, emissions, or other requirements, as established by the EPA, or the military, or otherwise as required by a customer; 3) the engine design must be iterated toward volume production, and it is not known yet exactly what the engine will cost in production, as it will be highly dependent on final application and customer requirements; other application specific requirements may be required.

Financing Risk: Developing an engine is a time consuming and expensive process. The current financing provides funding to complement certain government contracts. The company will rely on raising a Series A, later in 2018 or 2019 to accelerate commercial adoption of the technology. While we think it is likely we will raise this round, this is not guaranteed, and the company requires external financing until it is self sufficient.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Customers are currently concentrated to two government programs. These programs focus on initial R&D efforts, and are not guaranteed to continue to mature into future programs.

Our business model relies on partners to license, co-develop and manufacture engines. If partners do not take on this capital intensive initiative, the company would require significant additional financing to bring the engines to market.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, any value given the notes by the Company will be determined by the board of directors in accordance with U.S. generally accepted accounting principles. If the notes are traded on a market and their price is readily available, they will be valued based on their trading prices. Otherwise, they will be valued at fair market value as determined in good faith in accordance with generally accepted standards on a quarterly basis. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the loan. Valuation determinations will be reviewed no less than annually by the Company's board of directors.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;

current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

LiquidPiston, Inc.

Delaware Corporation
Organized June 2004
34 employees
1292a Blue Hills Ave.
Bloomfield CT 06002 http://liquidpiston.com

Business Description

Refer to the LiquidPiston profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

LiquidPiston has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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